Exhibit 99.1

Inspira Technologies Appointed an Expert in the Field of Artificial Lung as the New Chief Technology Officer (CTO) - Daniella Yeheskely-Hayon PhD

Ra’anana, Israel, February 3, 2022 – Inspira Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira Technologies”), a groundbreaking respiratory support technology company, announced today that Daniella Yeheskely-Hayon PhD, an expert in development of artificial lung, has been appointed as its Chief Technology Officer (CTO).

The position of CTO to which Yeheskely-Hayon was appointed, is a key position within the Company. As part of her role, Yeheskely-Hayon takes charge of the research and development (R&D) department relating to its oxygenators and sensors research including its In-vitro and In-vivo studies.

Yeheskely-Hayon holds a PhD in Biology from the "Technion – The Israeli Institute of Technology", which is among the world’s top ten science and technology research Universities. Yeheskely-Hayon has an extensive academic work and significant peer-reviews publications with over than 17 publications she authored.

Yeheskely-Hayon has comprehensive project management experience in biomedical engineering as well as in key roles within medical device companies. Over the past six years, Yeheskely-Hayon has served as the director of research and development and Chief of Operations at O2Cure Ltd., an innovative medical device company that specializes in the development of long-term oxygenators and respiratory assist devices for hospitals.

Daniella Yeheskely-Hayon Chief Technology Officer stated: " I am delighted to join the Inspira Technologies’ team and to work towards the Company's mission of becoming the new standard of care for acute respiratory patients. I believe my vast experience in the field of blood oxygenation and Extracorporeal Membrane Oxygenation (ECMO) devices will contribute to the development process of the Company’s ART system.”

Dagi Ben-Noon, Chief Executive Officer of Inspira Technologies, stated: "It is a great honor to have Daniella Yeheskely-Hayon with us as our CTO. In the past year, Inspira Technologies has seen significant growth in its professional team. We believe that the advancement of human resources at Inspira Technologies is a key component to achieving the Company's goals as planned.”

About Inspira Technologies OXY B.H.N. Ltd.

Inspira Technologies is an innovative medical device company in the respiratory care industry. Inspira is developing the ART system, a cost effective early extracorporeal respiratory support system with an intent to function as an “Artificial Lung” for deteriorating respiratory patients. The ART is designed to utilize a hemo-protective flow approach aimed at rebalancing oxygen saturation levels while patients are awake and breathing, potentially minimizing the patient's need for mechanical ventilation. The Company’s product has not yet been tested or used in humans and has not been approved by the U.S. Food and Drug Administration (FDA) or the CE or other required regulatory agencies.

For more information, please visit our corporate website: www.inspirao2.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, the Company is using forward-looking statements when it discusses its goals and that Yeheskely-Hayon’s experience the field of blood oxygenation and ECMO devices will contribute to the development of the Company’s ART system. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Registration Statement on Form F-1 filed with the SEC, as well as its subsequent public filings, which are available on the SEC’s website, www.sec.gov.

For more details:

Miri Segal, Investor Relations, MS-IR LLC, +917-607-8654, msegal@ms-ir.com